UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 000-56857

NURAN WIRELESS INC.

(Registrant)

2150 Cyrille-Duquet Street, Suite 100

Quebec, Quebec, G1N 2G3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of a press release (the “Press Release”) issued by NuRAN Wireless Inc (the “Company”) on September 15, 2026, announcing that it has entered into an at the market offering agreement with H.C. Wainwright & Co., LLC (the “ATM Agreement”). The Press Release is attached hereto as Exhibit 99.1 and the ATM Agreement is attached hereto as Exhibit 10.1. Attached hereto as Exhibits 5.1 and 5.2 respectively, are the opinions of TCJ LLP and Farris LLP, both as Canadian counsel, regarding the legality of the issuance and sale of the Company’s Common Shares under the ATM Agreement.

Exhibits 5.1, 5.2 and 10.1, to this Report on Form 6-K are hereby incorporated by reference as exhibits to the Company’s Registration statement on Form F-10 (File No. 333-298508), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NURAN WIRELESS INC.
(Registrant)

Date: September 15, 2026	By	/s/ Francis Letourneau
Francis Letourneau
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of TCJ LLP
5.2	Opinion of Farris LLP
10.1	At The Market Offering Agreement dated September 15, 2026 between NuRAN Wireless Inc and H.C. Wainwright & Co., LLC
23.1	Consent of TCJ LLP (included in Exhibit 5.1)
23.2	Consent of Farris LLP (included in Exhibit 5.2)
99.1	Press Release – September 15, 2026 – NuRAN Wireless Announces US ATM Offering